================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO-C
                                 (Rule 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  Provant, Inc.
                       (Name of Subject Company (Issuer))

                   Institute for International Research, Inc.
                        (Name of Filing Person (Offeror))

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   743724 10 6
                      (CUSIP Number of Class of Securities)

                                 Irvine Laidlaw
                                    Chairman
                   Institute for International Research, Inc.
                       1549 Ringling Boulevard, Suite 500
                               Sarasota, FL 34236
                                 (941) 365-4471
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Person(s))

                                 With a Copy to:

                          Joseph G. Connolly, Jr., Esq.
                              Howard I. Flack, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                              Washington, DC 20004
                                 (202) 637-5600


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation*                       Amount of Filing Fee*
         Not Applicable                               Not Applicable
--------------------------------------------------------------------------------
*Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                         Filing Party:
                         -----------                          -------------

Form or Registration No.:                       Date Filed:
                          ----------                        ---------------

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

                         [IIR Holdings Ltd Letterhead]

Thursday, April 04,2002





    INSTITUTE FOR THE INTERNATIONAL RESEARCH WITHDRAWS PROPOSAL FOR
                                    PROVANT

     Irvine Laidlaw, Chairman of the Institute for International Research ("IIR"), announced today that IIR is withdrawing its proposal previously made to the Board of Directors of Provant, Inc. ("Provant") to acquire the outstanding bank debt of Provant and to offer existing Provant shareholders the option to exchange up to 50% of their existing shares of common stock for $1.00 cash per share.

Mr. Laidlaw indicated that IIR is withdrawing its proposal at this time after considering, among other things, Provant's recent announcement regarding a number of business developments at Provant, including the lowered 2002 fiscal year revenue guidance.

Mr. Laidlaw stated `Although we have not had the opportunity to do due diligence, it would appear that the profitability and financial position of Provant is deteriorating, and that our original enterprise valuation of the company can no longer be justified. We retain our long-term interest in the assets of Provant, but need to be satisfied that the business has stabilized. This does not appear to have happened to date.'

                                      *****

         Institute for International Research is the largest provider of corporate training in the world, with brands such as Achieve Global, ESI and Huthwaite. It is an independent, privately-owned company with offices in more than 25 countries that delivers strategic, legal, technical, product and financial information to business professionals via a network of conferences and events.